May 6, 2014

Mr. William H. Thompson

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington DC 20549

Re:                             Fairway Group Holdings Corp.

Form 10-K for Fiscal Year Ended March 31, 2013

Filed June 6, 2013

Response dated April 10, 2014

File No. 1-35880

Ladies and Gentlemen:

On behalf of Fairway Group Holdings Corp. (the “Company”), set forth below are the Company’s responses to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated April 23, 2014 concerning the Company’s Form 10-K for the fiscal year ended March 31, 2013 (the “2013 Form 10-K”).

For your convenience, the Company’s responses follow the sequentially numbered Comments copied in bold from your letter.

Item 6 —  Selected Financial Data, page 44

1.              We reviewed your response to comment 2 in our letter dated March 13, 2014 stating the adjustments and related amounts included in adjusted EBITDA are in substantial accordance with consolidated EBITDA defined in your senior credit facility.  In this regard, please confirm to us that you will revise your disclosure in future filings to clarify this fact and show us what your revised disclosure will look like.

Response:  The Company will include disclosure below the EBITDA table included in future filings to show that the adjustments and related amounts included in adjusted EBITDA are in substantial accordance with consolidated EBITDA as defined in the Company’s existing senior credit agreement.  In the Company’s Annual Report on Form 10-K for the year ended March 30, 2014, the disclosure will read as follows (the amounts for fiscal 2014 are not yet finalized):  “The adjustments and related amounts included in adjusted EBITDA as shown above are in substantial accordance with consolidated EBITDA as defined in our existing senior credit agreement, subject to dollar limitations on certain adjustments.  Consolidated EBITDA as computed under our existing senior credit agreement for fiscal 2010, fiscal 2011, fiscal 2012, fiscal 2013 and fiscal 2014 was $23.9 million, $30.4 million, $37.9 million, $47.6 million and $[·] million, respectively, compared to Adjusted EBITDA of $23.9 million, $29.3 million, $35.8 million, $47.4 million and $[·] million, respectively, during the same periods.”

Item 7 - Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 50

Critical Accounting Policies and Estimates, page 68

2.              We reviewed your response to comment 3 in our letter dated March 13, 2014 and the revisions to your proposed disclosure.  We note that changes in estimates and assumptions related to stock based compensation expense can materially affect the fair value estimate and the amount of compensation expense recognized. Please tell us your consideration of providing a sensitivity analysis based on other outcomes that are reasonably likely to occur if reasonably likely changes in such estimates and assumptions used would have a material effect on your results of operations.  Similar analysis should be provided for impairment analysis and income tax expense, to the extent applicable.

Response:  The Company’s consideration and thoughts regarding providing a sensitivity analysis for each caption within Critical Accounting Policies and Estimates are summarized as follows:

Goodwill and Other Intangible Assets

The Company acknowledges the Staff’s comment and will expand its disclosure to include the following: “Based upon the results of the annual impairment review, it was determined that the fair value of our indefinite-lived intangible assets and reporting unit substantially exceeded the carrying value of the assets, and no impairment existed as of March 30, 2014 and March 31, 2013.”

Impairment of Long-Lived Assets

The Company acknowledges the Staff’s comment and will expand its disclosure to include the following: “Based upon our analysis, the estimated future cash flows substantially exceeded the carrying value of the assets, and no impairment existed as of March 30, 2014 and March 31, 2013.”

Income Taxes

The Company recorded a full valuation allowance at December 29, 2013.  The Company does not believe that there is a reasonable likelihood that any portion of the full valuation allowance will be reversed in the Company’s five year planning horizon ending in fiscal 2019 and therefore no sensitivity analysis was deemed necessary.

Stock-Based Compensation

The Company acknowledges the Staff’s comment and will expand its disclosure to include the following: “Stock-based compensation awards that provide for accelerated vesting in the event of a change in control, which we believe in the near future is unlikely, could have a material effect on the Company’s results of operations.  As of March 30, 2014, stock-based compensation awards covering approximately 867,000 shares of our Class A common stock provide for accelerated vesting in the event of a change in control. Additionally, while our forfeiture assumption represents a particularly sensitive estimate that could affect stock-based compensation expense, we do not believe that it is likely to significantly change in the foreseeable future.”

If you have any questions with respect to the foregoing, please do not hesitate to contact me by telephone at 646-616-8258 or Ed.Arditte@FairwayMarket.com.

Very truly yours,

/s/ Edward C. Arditte
Co-President and Chief Financial Officer

cc:	Yolanda Guobadia
Donna Di Silvio
Dean Brazier
Lilyanna Peyser